EXHIBIT 10.24

November 10, 2006

Jay F. Whitehurst
3009 Cedar Ridge Drive
Plano, Texas 75082

Dear Jay,

You have been asked to assist the Company with matters relating to a highly confidential project involving the Company's Switching Solutions Group (SSG") which may result in, among other things, the sale or a divestiture of all or a portion of the SSG business or its assets ("the Project"). Among other things, you will be asked to work proactively on behalf of Tekelec to find a suitable acquirer and to assist through the closing of any sale or divestiture. It is important to emphasize that many decisions concerning this Project including, for example, the timetable and whether to effect a sale or divestiture, have not yet been made.

You have been, and continue to be, a valuable employee of Tekelec, and your help with this Project will be important to Tekelec. We also recognize that this Project may cause you to consider other employment opportunities. In order to provide an incentive for you to remain with Tekelec for the duration of the Project and to lend your leadership and cooperation to the Project, we have developed a Retention and Incentive Package (described below) which will be provided to you in lieu of the compensation and other benefits you would otherwise be entitled to under the Tekelec Officers Severance Plan or otherwise.

The following definitions apply to the Retention and Incentive Package described below:

Completion
Date: The closing of a sale or other divesture by Tekelec of the SSG business or its assets (the decision whether to sell or divest the SSG business or its assets will be determined by Tekelec in its sole discretion) as part of the current activities conducted as Project Mitchell.

Authorized
Persons: Frank Plastina, Bill Everett, Danny Parker, Greg Rush, Ron Buckly, Al Ragland, Ken Hammer, Rob Knox and any other persons who you have been notified have received Project Mitchell "over the wall" memoranda.

Voluntary
Resignation: You elect to terminate your employment for any reason on a date other than the Completion Date.

Cause: Cause includes your failure or refusal to perform your assigned duties to the reasonable satisfaction of Tekelec, your violation of Tekelec's policies or other serious misconduct as determined by Tekelec in good faith.

Retention and Incentive Package:

If you work proactively on behalf of Tekelec to find a suitable acquirer and assist through the closing of any sale or divesture by Tekelec of the SSG business or its assets (the decision whether to sell or divest the SSG business or its assets will be determined by Tekelec in its sole discretion) prior to the Completion Date, then you will be entitled to one of the following options:

1.   If your employment is terminated by Tekelec in connection with the closing of the sale or divestiture of the SSG business or its assets, you will receive a completion bonus in an amount equal to $750,000. This amount will be paid to you in lieu of all

compensation and benefits to which you may otherwise be entitled under the Officer Severance Plan or otherwise; or

2. If your employment with Tekelec in not terminated in connection with the closing of a sale or divesture of the SSG business or its assets and you remain an employee of Tekelec following the Completion Date, we will recommend to the Tekelec Compensation Committee that you receive an award of 40,000 Tekelec Restricted Stock Units within 120 days of the Completion Date. These RSUs will be issued under Tekelec's 2003 Stock Option Plan and shall vest in four equal annual installments as long as you remain an employee of Tekelec, with the first such installment vesting on the first anniversary of the award date. You will be required to execute our Company's standard RSU Agreement in order to receive these RSUs.

If Tekelec terminates you without Cause earlier than the Completion Date and you otherwise satisfy the conditions for eligibility specified above, you will be eligible to receive the Retention and Incentive package described above in option #1 upon the Completion Date.

If you Voluntarily Resign or if you are terminated by Tekelec for Cause prior to the Completion Date, you will not be eligible for any Retention and Incentive Package.

As a condition to you receiving the payment under Option #1 of your Retention and Incentive Package, you shall be required to execute an agreement, in a form acceptable to Tekelec, waiving any rights you may have to benefits under the Officer Severance Plan and releasing the Company and its directors, employees and affiliates from all claims you may have against them. You shall continue to be eligible under the Officer Severance Plan if you receive payment under Option #2 and your employment with Tekelec is subsequently terminated.

You agree to only discuss the Project with Authorized Persons.

This letter is intended to set forth our entire understanding with respect to its subject matter and supersedes any prior or other agreements related thereto. This letter does not affect or modify any of your rights or obligations under your Assignment of Rights and Confidentiality Agreement. This letter can only be amended in writing, signed by the CEO of Tekelec or me.

If you accept this Retention and Incentive Package, then please sign and date below as indicated and return to me at the Company's offices in Morrisville, North Carolina, no later then close of business on November 17th.

Very truly yours,

/s/ Alvin G. Ragland

Alvin G. Ragland
Senior Vice President, Human Resources

I accept the Retention and Incentive Package on the terms set forth herein above.

/s/ Jay F. Whitehurst
Jay F. Whitehurst

Date: November 30, 2006